Brett D. White T: +1 650 843 5190 whitebd@cooley.com	Via EDGAR

June 23, 2014

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Amanda Ravitz

Re:	Intersect ENT, Inc. Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted on June 10, 2014 CIK No. 0001271214

Dear Ms. Ravitz:

On behalf of Intersect ENT, Inc. (the “Company”), we are providing this letter response to comments received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated June 17, 2014 (the “Comment Letter”) with respect to the Company’s Confidential Draft Registration Statement on Form S-1 (“Registration Statement”) submitted to the Securities and Exchange Commission on June 10, 2014. The Company is concurrently filing a revised Registration Statement (the “Amended Registration Statement”), which includes changes that reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to the Amended Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement.

Graphics

1.	We note your response to prior comment 2. However, please remove the disclosure under “Maintains” or revise the page to provide balanced disclosure regarding the results of your clinical trials, including your limited commercial history and lack of clinical data beyond six months.

Response: The Company respectfully acknowledges the comment and has revised the graphics in response to this comment.

United States Securities and Exchange Commission

June 23, 2014

Page Two

The Market, page 2

2.	Please revise the prospectus to include the information provided in response to prior comment 5.

Response: The Company respectfully acknowledges the comment and advises the Staff that it has revised the disclosure on pages 1, 62 and 64 of the Amended Registration Statement in response to this comment.

Competition, page 75

3.	We note your response to prior comment 23. However, your revised disclosure does not explicitly address your limited market share or identify sinus packing as the current and overwhelming standard of practice for post-operative treatment. Please revise your disclosure to provide a more complete discussion of the competitive landscape.

Response: The Company respectfully acknowledges the comment and advises the Staff that it has revised the disclosure on page 76 of the Amended Registration Statement in response to this comment.

Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding the Amended Registration Statement or this response letter to me at (650) 843-5191.

Sincerely,

/s/ Brett D. White

Brett D. White

cc:	Lisa D. Earnhardt, Intersect ENT, Inc.

B. Shayne Kennedy, Latham & Watkins LLP